FORM 4


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting Person*
     O'Toole, Terence M.
     c/o Goldman, Sachs & Co.
     85 Broad Street
     New York, NY  10004
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2. Issuer Name and Ticker or Trading Symbol
     Western Wireless Corporation
     (WWCA)
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3. IRS Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Year
     05/31/1998
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship  of Reporting  Person(s) to Issuer  (Check all applicable)
   [X] Director                              [ ] 10% Owner
   [ ] Officer  (give  title  below)         [ ] Other  (specify below)
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7. Individual or Joint/Group  Filing (Check  Applicable  Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
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
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Direct|7.Nature of Indirect   |
                           | Transaction   |  or Disposed of (D)              |  Securities       |  (D)   |  Beneficial Ownership |
                           |        |      |                                  |  Beneficially     |   or   |                       |
                           |        |    | |                  | A/|           |  Owned at         |Indirect|                       |
                           | Date   |Code|V|    Amount        | D |    Price  |  End of Month     |  (I)   |                       |
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
                           |        |    | |                  |   |           |                   |        |                       |
 Class A Common Stock      |5/6/98  | C  | | 2,300,000        | A | 01        |                   |  I     | 02,03                 |
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                           |        |    | |                  |   |           |                   |        |                       |
 Class A Common Stock      |5/6/98  | S  | | 2,300,000        | D | $18.72    |  -0-              |  I     | 02,03                 |
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 *         If the form is filed by more than one reporting person,
           see Instruction 4(b)(v).
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 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                    |
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1.Title of    |2.Con-  |3.       |4.    |5.Number of De|6.Date Exer   |7.Title and Amount    |8.Price|9.Number    |10.|11.Nature of|
  Derivative  |version |  Transaction   | rivative Secu|  cisable and |  of Underlying       |of Deri|of Deriva   |Dir|Indirect    |
  Security    |or Exer |         |      | rities Acqui |  Expiration  |  Securities          |vative |tive        |ect|Beneficial  |
              |cise    |         |      | red(A)or Dis |  Date(Month/ |                      |Secu   |Securities  |(D)|Ownership   |
              |Price of|         |      | posed of(D)  |  Day/Year)   |                      |rity   |Bene-       |or |            |
              |Deriva- |         |      |              |Date    |Expir|                      |       |ficially    |Ind|            |
              |tive    |         |      |         | A/ |Exer-   |ation|  Title and Number    |       |Owned at    |ire|            |
              |Secu-   |         |    | |         | D  |cisa-   |Date |  of Shares           |       |End of      |ct |            |
              |rity    |Date     |Code|V|  Amount |    |ble     |     |                      |       |Month       |(I)|            |
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
Class B Common|        |         |    | |         |    |        |     |Class A     |         |       |            |   |            |
Stock         | 1-for-1| 5/6/98  | C  | |2,300,000| D  | 5/17/96| N/A |Common Stock|2,300,000|       | 9,799,029  | I | 02,04      |
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
Explanation of Responses:

01: Shares of Class B Common Stock are convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock.

02: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). The Goldman Sachs Group, L.P. ("GS Group") is the general partner of and owns a 99% interest in Goldman Sachs. Goldman Sachs is the investment manager of GS Capital Partners, L.P. ("GSCP"). The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.

03: In connection with the offering of shares of Class A Common Stock by certain selling shareholders (the "Offering"), which was consummated on May 6, 1998, pursuant to an Underwriting Agreement (U.S. Version), dated April 30, 1998 (the "U.S. Underwriting Agreement") and an Underwriting Agreement (International Version) dated April 30, 1998 (the "International Underwriting Agreement" and, together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), GSCP, GS Group and certain investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner (the "Other Limited Partnerships"), converted Class B Common Stock into and sold to the underwriters named in the Underwriting Agreements, 2,109,340, 16,154, and 174,506 shares of Class A Common Stock, respectively. Goldman Sachs was one of the several underwriters under the U.S. Underwriting Agreement, and Goldman Sachs International was one of the several underwriters under the International Underwriting Agreement.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 9,730,208 shares of Class B Common Stock through GSCP and the Other Limited Partnerships (together with GSCP, the "Limited Partnerships"). GS Group may be deemed to own beneficially and directly 68,821 shares of Class B Common Stock. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Class B Common Stock owned by the Limited Partnerships except to the extent of their pecuniary interest therein.


**SIGNATURE OF REPORTING PERSON

By:   s/ Hans L. Reich
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     Attorney-in-fact

DATE
June 9, 1998

**         Intentional misstatements or omissions of facts constitute Federal
            Criminal Violations.
            See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space is insufficient, see Instruction 6 for procedure.

            Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b) (4) of Regulation S-T.